As filed with the Securities and Exchange Commission on July 30, 2010

Registration No. 333-146901

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-09474).

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and 18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16, and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15, and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17

dividends, splits or plans of reorganization

and 18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit or

Articles number 2, 3, 4, 5, 6 and 8

withdraw the underlying securities

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of July 27, 1998 amended and restated as of ___________________, 2010, among Telecomunicações de São Paulo S.A. – TELESP, The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Amended Letter Agreement among Telecomunicações de São Paulo S.A. – TELESP and The Bank of New York Mellon relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. –Not Applicable

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, July 30, 2010.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Non-voting Preferred Stock without par value, of Telecomunicações de São Paulo S.A. – TELESP.

By:

The Bank of New York Mellon,
 As Depositary

By:  /s/ Joanne F. Di Giovanni

Name: Joanne F. Di Giovanni

Title:   Vice President

Pursuant to the requirements of the Securities Act of 1933, Telecomunicações de São Paulo S.A. – TELESP has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, Brazil on July 19, 2010.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

By:  /s/ Antonio Carlos Valente da Silva
Name: Antonio Carlos Valente da Silva
Title: Chief Executive Officer and Director

By:  /s/ Gilmar Roberto Pereira Camurra
Name: Gilmar Roberto Pereira Camurra     Title: Chief Financial and Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on July 19, 2010.

/s/ José Maria Alvarez-Pallete López

/s/ Donald J. Puglisi

Name: José Maria Alvarez-Pallete López

Name: Donald J. Puglisi

Director

Managing Director, Puglisi & Associates

Authorized U.S. Representative

/s/ Antonio Viana Baptista

/s/ Gilmar Roberto Pereira Camurra

Name: Antonio Viana Baptista

Name: Gilmar Roberto Pereira Camurra

Director

Principal Financial and Accounting Officer

/s/ Fernando Xavier Ferreira

/s/ Antonio Carlos Valente da Silva

Name: Fernando Xavier Ferreira

Name: Antonio Carlos Valente da Silva

Director

Principal Executive Officer

/s/ Guillermo Jose Fernandez Vidal

Name: Guillermo

Jose Fernandez Vidal

Director

________________________________

Name: Inaki Urdangarin

Director

/s/ Luciano Carvalho Ventura

Name: Luciano Carvalho Ventura

Director

/s/ José Fernando de Almansa Moreno-Barreda

Name: José Fernando de Almansa Moreno-Barreda

Director

/s/ Luis Javier Bastida Ibarguen

Name: Luis Javier Bastida Ibarguen

Director

/s/ Miguel Angel Gutierrez Mendez

Name: Miguel Angel Gutierrez Mendez

Director

/s/ Narcis Serra Serra

Name: Narcis Serra Serra

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of July 27, 1998,

amended and restated as of _______________, 2010, among Telecomunicações de

São Paulo S.A. – TELESP, The Bank of New York as Depositary, and all Owners

and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

2

Form of Amended Letter Agreement among Telecomunicações de São Paulo S.A. – TELESP and The Bank of New York Mellon relating to pre-release activities.

4

Previously Filed.